Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of

1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Computershare Transaction-Related Restrictions

(registered stockholders and/or equity award holders)

July 29, 2016

Background

In January 2016, Leidos signed an agreement to combine with the Information Systems & Global Solutions business of Lockheed Martin Corporation (the “Transaction”). The Transaction is expected to close in August 2016. In connection with the Transaction and subject to the closing of the Transaction, Leidos will declare a special dividend of $13.64/share on all shares of Leidos common stock outstanding as of the special dividend record date and will equitably adjust all outstanding stock options in order to preserve the intrinsic value of the stock options. The record and payable dates have not yet been established. They will be set by the Leidos Board of Directors and publicly announced.

Restriction Overview

In connection with this Transaction, Leidos has requested that our transfer agent and stock plan administrator, Computershare, implement certain blackouts and temporarily suspend certain programs in order to allow for the effective processing of the special dividend and the adjustment of outstanding stock options. Because the actual dates of these restrictions are dependent on the declaration of the special dividend, we can only provide general guidance at this time. After the special dividend is declared by the Leidos Board of Directors, specific details and dates of these restrictions will be posted on www.computershare.com/leidos and will also be available by calling Computershare. An additional mailing with specific dates will NOT be sent.

Special Dividend Key Dates

•	Declaration Date = Date on which the Board of Directors declares the special dividend and establishes the Record Date and Payable Date.

•	Record Date = Date on which the stockholders of record eligible to receive the dividend is determined. The Record Date is expected to be immediately prior to the closing date of the Transaction.

•	Ex-Dividend Date = Date on which the stock starts trading without the right to the dividend. Since the payment of the special dividend is contingent upon the close of the Transaction, the Ex-Dividend Date will be the day following the close of the Transaction.

•	Payable Date = Date the payment of the dividend is made to the stockholders of record as of the Record Date. The Payable Date will be as soon as possible after the Ex-Dividend Date.

Schedule of Restrictions

Stockholders with Leidos common stock held through Computershare and Leidos equity award holders should plan for the following:

System	Status	Begin Date	End Date	What does this mean?
Computershare selling program	Suspended	Third business day PRIOR to Record Date (4 p.m. ET)	Ex-Dividend Date (9:30 a.m. ET)	• You will not be able to sell Leidos common stock through Computershare (including shares obtained through the Employee Stock Purchase Plan).
• All unexecuted trading orders will be cancelled.
• Broker initiated stock transfers will NOT be restricted by Computershare.

Equity awards system	View Only	Third business day PRIOR to Record Date (4 p.m. ET)	Business day PRIOR to Ex- Dividend Date (4 p.m. ET)	• You will be able to access and view your equity awards.
• You will not be able to exercise your stock options.
• Any pending cash or stock swap stock option exercises will be cancelled.
• Any pending cashless hold exercises of stock options submitted prior to the beginning of the restriction will be finalized.

Equity awards system	Blackout	Business day PRIOR to Ex- Dividend Date (4 p.m. ET)	Payable Date (9:30 a.m. ET)	• You will not be able to access or view your equity award account.
• You will not be able to exercise your stock options.

Suggested Actions

•	Stockholders and equity award holders are strongly encouraged to review their account now and take any necessary action prior to the implementation of any restriction.

•	For stockholders, please also review your dividend election on shares of Leidos common stock held at Computershare. You may change your dividend election up to 4 p.m. Eastern Daylight Time (ET) on the Record Date.

•	For US stockholders, due to the size of the special dividend, estimated tax payments may be required to avoid penalties for taxes due on this income. Please consult your tax advisor regarding the implications of the special dividend on your personal tax situation.

Contact

Account information is available online at www.computershare.com/leidos. If you have any questions, please contact Computershare at 855-894-5367 (201-680-6961).

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.